Contact

www.linkedin.com/in/
damolatimeyin (LinkedIn)

Top Skills

Brand Strategy
Marketing Strategy
Business Strategy

Honors-Awards

Food & Wine Drinks innovator of the year

Damola Timeyin

Founder & CMO, Spearheaded Spirits
London, England, United Kingdom

Summary

Global marketing leader, building category changing brands.

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Experience

Spearhead Spirits
Founder, Director
January 2019 - Present (5 years 9 months)
UK, Nigeria, Ghana, South Africa, US.

CMO on a mission to put Africa on every back bar in the world.

Spearhead Spirits is a pioneering African FMCG portfolio, specialising in alcohol beverages.

Spearhead have launched a multi-product spirits portfolio across multiple countries, raised $4.25M from US VC and awarded Food and Wine drink innovators of the year.

Responsible for strategy, brand, marketing & sales.

Meta
Global Marketing Strategist
February 2020 - July 2022 (2 years 6 months)
London, England, United Kingdom

Strategic lead within Meta's global marketing organisation, helping multinational FMCGs build for Meta platforms and technologies.

Responsible for developing strategies that improved clients, Marketing efficiency and effectiveness on Meta platforms.

Clients: Mondelez and Nestle.

Penguin Random House UK / Merky Books
Author
October 2020 - October 2020 (1 month)

Author of How To Build It, A pocket book guide to building a brand. Published by Penguin and Merky Books. Co-Authored with Niran Vinod.

BBH London
Strategy Director & Partner
February 2017 - March 2020 (3 years 2 months)

Brand Strategy for Tesco, Absolut, Martell, Weetabix, Kellogg and others.

Osper
Customer Strategy Lead
March 2012 - December 2013 (1 year 10 months)
London, United Kingdom

Member of Osper founding team, responsible for customer strategy, customer acquisition, operations and development during Osper's pre launch phase.

Dare
Strategist
August 2010 - July 2013 (3 years)

Strategy for Sainsbury's, Vodafone, The Laughing Cow, Shreddies, Hovis and Barclays.

1000heads
Analyst
March 2010 - August 2010 (6 months)
London, United Kingdom

I left banking to pursue an interest in digital media, comms and technology. In 5 months I produced 8 Social Media insight reports for Three Mobile & STA travel and using my banking skills to interpret consumer data and develop actionable insight for both.

Lloyds Banking Group
Analyst (Structured Products-Private Equity & Telco and Media-Corporate Finance)
September 2008 - March 2010 (1 year 7 months)

Private Equity debt management and Telecoms and Media Industry corporate finance. Delivered effective client relationship management support and portfolio management and administration within both roles.

Leeds University Union

Communications and Democracy Officer

June 2006 - June 2007 (1 year 1 month)

Elected student representative, executive trustee and principle spokesperson for UK's largest student union (30,000 members and £9 million turnover). Specifically responsible for, overseeing organisational communications strategy, led governance and organisational structure reforms and facilitated Union democratic processes. Built and maintained excellent relationships with external stakeholders, media and members.

Goldman Sachs

FX Analyst - Intern

July 2005 - September 2005 (3 months)

Education

University of Leeds

Bachelor's degree, Accounting and Finance · (2003 - 2006)

Cass Business School

MSc, Strategy and Entrepreneurship · (2007 - 2008)

Dartford Grammar School For Boys

International Baccalureate · (1996 - 2003)